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                                             OMB APPROVAL
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                                             OMB Number:        3235-0157
                      UNITED STATES          Expires:       January 31, 2008
          SECURITIES AND EXCHANGE COMMISSION Estimated average burden
                   Washington, D.C. 20549    hours per response. . . . . .3
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                                    Form N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

INSTRUCTIONS FOR USING FORM N-8F

THIS FORM MAY BE FILED BY AN INVESTMENT COMPANY ("FUND") THAT IS CURRENTLY REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE INVESTMENT COMPANY ACT OF 1940 ("ACT"), IS SEEKING TO DEREGISTER, AND IS IN ONE OF THE FOUR CATEGORIES IN INSTRUCTION 1 BELOW.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

     (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("MERGER");

     (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("LIQUIDATION");

     (c)  The fund qualifies for an exclusion from the definition of "investment
          company"  under  section   3(c)(1)  or  section  3(c)(7)  of  the  Act
          ("ABANDONMENT OF REGISTRATION"); or

     (d)  The  fund  has  become  a  business   development  company  ("BUSINESS
          DEVELOPMENT COMPANY").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.   No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC'S COLLECTION OF INFORMATION
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

                 Potential persons who are to respond to the collection of SEC 1691 (5-02) information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I.   GENERAL IDENTIFYING INFORMATION

     1.   Reason  fund  is  applying  to   deregister   (check  ONLY  ONE;   for
          descriptions, see Instruction 1 above):

          [ ] MERGER

          [X] LIQUIDATION

          [ ] ABANDONMENT OF REGISTRATION

              (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ] Election of status as a Business Development Company (Note:
              Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

     2.   Name of fund: Excelsior Absolute Return Fund of Funds Master Fund, LLC

     3.   Securities and Exchange Commission File No.: 811-21395

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [X] Initial Application   [ ]      Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

              Excelsior Absolute Return Fund of Funds Master Fund, LLC 225 High Ridge Road
              Stamford, CT 06905

       6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

              Karen Spiegel, Esq.
              Schulte Roth & Zabel LLP
              919 Third Avenue
              New York, NY 10022
              (212) 756-2192

       7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

              Steven L. Suss
              c/o Bank of America Capital Advisors LLC
              225 High Ridge Road
              Stamford, CT 06905
              (203) 352-4400

               NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

     8.   Classification of fund (check only one):

          [X] Management company;

          [ ] Unit investment trust; or

          [ ] Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [ ] Open-end       [X]      Closed-end

     10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts): Delaware

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          INVESTMENT ADVISER:
          U.S. Trust Hedge Fund Management, Inc.
          225 High Ridge Road
          Stamford, CT 06905

          SUBADVISER:
          AIG Global Investment Corp.
          70 Pine Street
          New York, NY 10270
          (Through March 23, 2009)

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Not applicable, since the fund is a master fund in a master/feeder structure and therefore does not have a principal underwriter.


     13.  If the fund is a unit investment trust ("UIT") provide:

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ] Yes               [X] No

          If Yes, for each UIT state:
                    Name(s):

                    File No.: 811- __________

                    Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X] Yes              [ ]  No

              If Yes,  state  the date on which  the  board  vote  took  place:
              January 23, 2009

              If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [ ]  Yes              [X] No

               If Yes, state the date on which the shareholder vote took place:

               If No, explain: Pursuant to Section 6.1 of the Fund's limited liability company agreement, the Board of Managers of the Fund may vote to dissolve and liquidate the Fund. Therefore, a shareholder vote was not required in order to liquidate the Fund.

II.  DISTRIBUTIONS TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X] Yes      [ ] No

          (a)  If  Yes,   list  the   date(s)  on  which  the  fund  made  those
          distributions: April 16, 2009, June 8, 2009, September 24, 2009 and December 31, 2009.

          (b) Were the distributions made on the basis of net assets?

              [X]  Yes     [ ]  No

          (c) Were the distributions made PRO RATA based on share ownership?

              [X]  Yes     [ ]  No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e) LIQUIDATIONS ONLY:
              Were any distributions to shareholders made in kind?

              [ ]  Yes     [X]  No

              If  Yes,   indicate  the  percentage  of  fund  shares  owned  by
              affiliates, or any other affiliation of shareholders:

     17.  CLOSED-END FUNDS ONLY: Has the fund issued senior securities?

          [ ] Yes      [X] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18.  Has the fund distributed ALL of its assets to the fund's shareholders?

          [ ] Yes      [X] No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed? None.

          (b) Describe the relationship of each remaining shareholder to the fund: On December 31, 2009, the Fund transferred assets of $20,301,958.95 to Excelsior Absolute Return Liquidating Trust 2 (the "Liquidating Trust") along with the Fund's known and contingent liabilities. The assets consisted of cash, receivables on investments sold and interests in underlying hedge funds. Beneficial interests in the Liquidating Trust were distributed to the Fund, which distributed the beneficial interests to the feeder funds invested in the Fund, on a pro rata basis. The Trust expects to liquidate the underlying hedge funds interests and to distribute cash to the holders of beneficial interests of the Trust. As of the date of this filing, the Fund has no assets or liabilities.

               The Trust is not required to register under the Investment Company Act of 1940 because of the exemptions provided for in
               Section 7(a) and, therefore, is not subject to the provisions of the Investment Company Act of 1940.

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

              [X] Yes               [ ] No

              If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: See response to Item 18(b)

III. ASSETS AND LIABILITIES

     20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

          [ ] Yes               [X] No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

               [ ]  Yes              [ ]  No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ] Yes               [X] No

          If Yes,

          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

          22.  (a) List the expenses  incurred in connection  with the Merger or
                   Liquidation:

                   (i)   Legal expenses: $50,000

                   (ii)  Accounting expenses: $0

                   (iii) Other expenses (list and identify separately): $0

                    (iv) Total expenses (sum of lines (i)-(iii) above): $50,000

               (b) How were those expenses allocated? Allocated based on members' capital account percentages.

               (c)  Who paid those expenses? The Fund

               (d) How did the fund pay for unamortized expenses (if any)? None; not applicable.

          23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

               [ ] Yes               [X] No

               If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

          24.  Is  the  fund  a  party  to  any  litigation  or   administrative
               proceeding?

               [ ] Yes               [X] No

               If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

          25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

               [ ] Yes               [X] No

               If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

          26.  (a) State the name of the fund surviving the Merger:

               (b) State the Investment Company Act file number of the fund surviving the Merger: 811- __________

               (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

               (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Excelsior Absolute Return Fund of Funds Master Fund, LLC, (ii) he is the Chief Executive Officer of Excelsior Absolute Return Fund of Funds Master Fund, LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

                                   (Signature)

                                   /s/ Steven L. Suss
                                   -------------------------------------
                                   Steven L. Suss
                                   Chief Executive Officer